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FOR IMMEDIATE RELEASE
Shareholder Contact:
1-800-221-5672



                                            PRESS RELEASE



              ACM MANAGED DOLLAR INCOME FUND, INC.
                ANNOUNCES RESULTS OF TENDER OFFER

NEW YORK, NY May 3, 2001 ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today that in accordance with its tender offer for up to 1,110,972 of its shares of common stock, which expired on April 27, 2001, the Fund has accepted 248,723 shares for payment on May 7, 2001 at $7.13 per share. The shares accepted for payment constitute 100% of the shares properly tendered and not withdrawn by May 1, 2001, the final date for withdrawals, and represent 1.12% of the Fund's outstanding shares.

The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Fund's shares.

The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital Management L.P. As of April 27, 2001, the date on which the Fund's tender offer expired, the Fund's total net assets were approximately $159 million.





















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